[LETTERHEAD OF CHAPMAN AND CUTLER LLP]

April 10, 2012

VIA EDGAR CORRESPONDENCE

Vincent DiStefano, Esq.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	The Integrity Funds
File Nos. 33-53698 and 811-07322

Dear Mr. DiStefano:

We received your oral comments via telephonic conference on March 20, 2012 regarding Post-Effective Amendment No. 65 to the Registration Statement for The Integrity Funds (the "Trust") filed on February 3, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933 (the "1933 Act"), for the purpose of adding a new series, the Integrity Dividend Harvest Fund (the "Fund"), to the Trust. This letter is intended to respond to your comments, and revised, marked drafts of the prospectus (the "Prospectus") and statement of additional information ("SAI") are included.

Comments 1-11 relate to the Prospectus.

COMMENT 1

Please confirm that the contractual waiver agreement referred to in footnote 3 to the fee and expense table in the Fund Summary will be in effect for at least 12 months from the effective date of the registration statement.

RESPONSE TO COMMENT 1

Viking Fund Management, LLC ("Viking Management"), the Fund's investment adviser, has confirmed that the contractual waiver agreement will be in effect for at least 12 months from the effective date of the registration statement.

COMMENT 2

In the first sentence of the first paragraph under the heading "Principal Investment Strategies" in the Fund Summary, please replace "net assets" with either "total assets" or "net assets, plus the amount of any borrowings for investment purposes,". In addition, please provide further detail on the types of equity securities in which the Fund will invest and, if not already covered under "Principal Risks," add disclosure about the corresponding risks.

RESPONSE TO COMMENT 2

The referenced sentence has been revised to replace "net assets" with "net assets, plus the amount of any borrowings for investment purposes". In addition, the referenced sentence has been revised to clarify that Fund will invest in common stock and preferred stock and now reads as follows: "To pursue its objective, the Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in dividend-paying equity securities, including common stock and preferred stock, of companies." Further, because certain of the companies in which the Fund invests may experience "special situations" (e.g., spin-offs), corresponding risk disclosure has been added, as shown in the marked copy.

COMMENT 3

In the second paragraph under the heading "Principal Investment Strategies" in the Fund Summary, please clarify what criteria the Team seeks with respect to the "additional factors" that are referenced.

RESPONSE TO COMMENT 3

Viking Management has advised that it does not intend to impose specific criteria as to any particular factor, but rather will consider the factors referenced in the aggregate, and notes that the last sentence indicates that it emphasizes dividend yield. To clarify, the second sentence has been revised to read as follows: "In selecting securities, the Team considers a combination of factors, including, but not limited to, dividend yield, dividend growth rate, earnings growth, price-to-earnings (P/E) multiples and balance sheet strength."

COMMENT 4

In the fourth paragraph under the heading "Principal Investment Strategies" in the Fund Summary, please add specificity about the types of foreign securities in which the Fund will invest as a principal investment strategy. If these include investments in emerging markets, please so state and add corresponding risk disclosure.

RESPONSE TO COMMENT 4

The referenced sentence has been revised to clarify that the foreign securities in which the Fund invests will include common stock and preferred stock and will read as follows: "The Fund may invest up to 30% of its net assets in foreign equity securities, including common stock and preferred stock." In addition, Viking Management has confirmed that the Fund will not invest in emerging markets securities as a principal investment strategy. However, since it is not prohibited from investing in any emerging markets securities, corresponding risk disclosure has been added to the SAI under the heading "Investments and Risks—Foreign Investments."

COMMENT 5

Please expand the item "Preferred Stock Risk" under the heading "Principal Risk Factors" in the Fund Summary to describe specifically the related risks referred to therein.

RESPONSE TO COMMENT 5

As shown in the marked copy, disclosure for the referenced sub-categories of preferred stock risk has been added as requested.

COMMENT 6

In the chart set forth under the heading "Fund Performance" in the Fund Summary, even though performance information is not included given that the Fund is new, please add an explanation of the purpose of performance disclosure as described in Item 4(b)(2)(i) of Form N-1A.

RESPONSE TO COMMENT 6

As shown in the marked copy, the requested disclosure has been added.

COMMENT 7

In the chart set forth under the heading "Management—Portfolio Managers" in the Fund Summary, please replace "Since Inception" with the actual start date.

RESPONSE TO COMMENT 7

The requested change has been made.

COMMENT 8

In the discussion set forth under the heading "Additional Information—Temporary Defensive Positions, Cash Management Investments, and Certain Other Investments," please add specificity concerning the Fund's use of derivatives consistent with the Letter of Barry D. Miller, Associate Director, Office of Legal and Disclosure of the Securities and Exchange Commission to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

RESPONSE TO COMMENT 8

Viking Management has confirmed that the Fund will not use derivatives. Accordingly, corresponding revisions have been made to the registration statement, including deletion of the third paragraph under the referenced heading.

COMMENT 9

Please confirm that all principal risks and strategies have been disclosed and that principal and non-principal risks and strategies are clearly distinguished.

RESPONSE TO COMMENT 9

Viking Management has confirmed the above statement and a corresponding clarification has been added to the Prospectus under the heading "Additional Information—Additional Risk Information" to indicate that the risks discussed thereunder are non-principal.

COMMENT 10

With respect to the discussion of "Hedging Risk" set forth under the heading "Additional Information—Additional Risk Information," please confirm that this should not be disclosed as a principal risk and add a discussion of counterparty risk, if appropriate. Second, if the Fund will use derivatives, please describe segregation. Third, if the Fund will use leverage, please so indicate and disclose the related risks of using leverage.

RESPONSE TO COMMENT 10

Viking Management has confirmed that Fund will not engage in hedging transactions or use derivatives or leverage. Accordingly, the discussion of hedging risk has been deleted and various other conforming changes have been made throughout the registration statement.

COMMENT 11

With respect to the second to last sentence of the first paragraph under the heading "How to Buy Shares," please delete the phrase "and the Transfer Agent must be notified that it has been sent." In the third paragraph under the same heading, with respect to the statement that "[i]t is the broker or dealer's responsibility to promptly forward payment and the purchase application to the Transfer Agent for the investor to receive the next determined NAV," please explain why this statement has been included (i.e., the relevance to shareholders) and the consequences if the broker or dealer does not promptly forward payment and the purchase application to the Transfer Agent. Also, please confirm that if the Transfer Agent receives an order in a timely manner on a given day, even if the Fund receives it later, the shareholder still receives that day's price.

RESPONSE TO COMMENT 11

The phrase "and the Transfer agent must be notified that it has been sent" has been deleted. The statement referred to in the third paragraph has also been deleted given that it seems unnecessary since the pricing of shares in the case of purchases through dealers is covered under "Minimum Investments and Share Price." Finally, Viking Management has confirmed that the Fund is considered to receive an order when the Transfer Agent receives it; therefore, if the Transfer Agent receives an order in a timely manner on a given day, the shareholder will receive that day's price.

Comments 12 and 13 pertain to the SAI.

COMMENT 12

In the first paragraph under the heading "Investment Restrictions," please revise to indicate that the last sentence does not apply with respect to the Fund's borrowing policy.

RESPONSE TO COMMENT 12

The requested revision has been made.

COMMENT 13

In the management chart set forth under the heading "Additional Information About Trustees and Officers," in the row for each Trustee's information, please replace "Other Directorships Held" with "Other Directorships Held During the Past Five Years."

RESPONSE TO COMMENT 13

The requested revision has been made.

TANDY ACKNOWLEDGEMENT

In connection with the Trust's registration statement, the Trust has advised us that it acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, as discussed, the Trust intends to use the Prospectus and SAI (as revised to reflect the above comments and various other updates) before the effective date of the Registration Statement, as permitted by Rule 481 under the 1933 Act, and, therefore, intends to file shortly an additional post-effective amendment to the Registration Statement (which includes the revised Prospectus and SAI) pursuant to Rule 485(a)(2) under the 1933 Act, and to request, pursuant to Rule 461 under the 1933 Act, that the effective date of the Registration Statement be accelerated to May 1, 2012.

Please call me at (312) 845-3446 if you have additional comments or with to discuss any of the foregoing responses. Thank you.

Very truly yours,

CHAPMAN AND CUTLER LLP

By: /s/ Suzanne M. Russell
Suzanne M. Russell